

Confidential

The Herbal Compliance, Co.

Business Plan

A Compliance Consultant to the Legal Cannabis/Hemp Industry providing consulting services including Design and Buildout, Equipment Fulfilment, Regulatory Compliance, Remote Inventory Control and Reporting, Vendor Relationship, Brand and Marketing, Tax Management and Education.

Contact Information

Charles Carpenter
President
cc@herbalcompliance.com
Toll Free: 1-800-989-9409
Office: 870-667-1273
Fax: 870-898-0858

Legal Page

Confidentiality Agreement

The undersigned reader acknowledges that the information provided by The Herbal Compliance, Co. in this business plan is confidential; therefore, reader agrees not to disclose it without the express written permission of The Herbal Compliance, Co.

It is acknowledged by reader that information to be furnished in this business plan is in all respects confidential in nature, other than information which is in the public domain through other means and that any disclosure or use of same by reader, may cause serious harm or damage to The Herbal Compliance, Co.

Upon request, this document is to be immediately returned to The Herbal Compliance, Co.

_____

Signature

_____

Name (typed or printed)

_____

Date

This is a business plan. It does not imply an offering of securities.

1.0 Executive Summary

The Herbal Compliance, Co. is a Consulting Company to the legal Cannabis/Hemp industry. It is a compliance consultant, providing solutions to many of the challenging legal and accounting problems faced by grow houses and dispensaries.

Our services are extremely valuable and command a price of 400%-500% of what similar services are worth in compliant businesses. Our prices are fair because of the extreme difficulty of being in compliance with conflicting State and Federal laws.

Eventually, the Federal government will eliminate the legal conflicts. Until they do, this will be one of the most profitable businesses in the United States. When the change occurs, The Herbal Compliance, Co. will continue providing legal, accounting, and compliance services at a rate commensurate with compliant businesses and have many more clients. In the long term, we see ourselves as the one stop shop for anyone that wants to enter the Cannabis/Hemp industry.

1.1 Objectives

Twenty-eight states have legalized medical Cannabis. All those states allow grow facilities and dispensaries to operate outside the federal law in the belief that Federal law will change. In the meantime, businesses that are legal in their respective states are illegal federally and are subject to extreme inconvenience and possible criminal convictions. The rewards can be great but the costs and liability are onerous due to these conflicts.

We can minimalize or eliminate many of these risks by implementing our remote surveillance systems. We do not "touch the leaf" or work in the facilities. We remotely record and report the critical facts.

1.2 Mission

Our mission is to help legal medical Cannabis and Hemp businesses throughout the United States remain compliant with the law while also providing solutions to the challenges they encounter. The Herbal Compliance, Co. solves the conflicts between Federal and State law.

1.3 Keys to Success

We believe that our main keys to success include:

1. Enter the business well capitalized. Many new businesses fail, and most that fail do so because they are underfunded. Our founders have bought over $200,000 of stock to help us enter the business well-funded and clearly establish that our founders are serious about setting the tone of our financial status.

2. Register with a top crowd funding portal. We plan to raise an additional $80,000.00 every 30 days for the first five years for a total of $1,000,000 per year through crowd funding.

3. Obtain legal opinions, copyrights, contracts, and trademarks.

4. Begin continuous customer prospecting and an aggressive marketing system.

5. Hire additional professionals to implement and supervise customer systems.

2.0 Company Summary

The Herbal Compliance, Co. is an Arkansas C Corporation that consults with companies that are in the legal Cannabis and Hemp business.   It was started on January 26th, 2017. We work with legal medical Cannabis and Hemp businesses throughout the United States. We provide consulting services via remote computer and surveillance systems that will help them remain compliant with the conflicting State and Federal laws and provide solutions to the many challenges they encounter.

2.1 Company Ownership

The Herbal Compliance, Co. is owned by 18 original founders that bought stock and will share ownership with future stockholders. Seven of the initial stockholders were elected as the Board of Directors at the stockholders meeting conducted on March 19, 2017. The following board members were elected officers at the Board of Directors meeting held March 19, 2017: Chuck Carpenter, President; Brian Gass, Bart Hamilton, and Steve Smith, Vice Presidents and Whitney Gass, Secretary. Additional officers and department heads will be named as needed.

2.2 Startup Summary

The officers will handle day-to-day operations of the business and will work collaboratively to ensure that this business venture is a success.

It is estimated that the start-up expenses will be $30,000 (including legal costs, trademarks, copyrights, contracts, stock registration, stock certificates, and related expenses). An additional amount of $170,000 will be required as start-up cash. The start-up costs are to be funded by a common stock purchase by 18 founders.

Table: Startup

Startup	
Requirements	
Startup Expenses	
Legal	$15,000
Stationery etc.	$500
Insurance	$1,000
Rent	$500
Computer	$600
Other	$500
Software	$700
Meetings/Travel	$11,200
Total Startup Expenses	$30,000
Startup Assets	
Cash Required	$170,000
Other Current Assets	$0
Long-term Assets	$0
Total Assets	$170,000
Total Requirements	**$200,000**

Chart: Startup



2.3 Company Locations and Facilities

The company is located in Horseshoe Lake, AR. We are currently negotiating for office space in Crittenden County, AR. There are twenty-eight states that we will operate in and we may open offices in those states.

3.0 Services

The Herbal Compliance, Co. provides consulting services to legal medical Cannabis and Hemp businesses throughout the United States, such as but not limited to:

- Design and Buildout,
- Equipment Fulfilment,
- Regulatory Compliance,
- Vendor Relationship
- Inventory Control and Reporting,
- Brand and Marketing,
- Tax management
- Education

As the Federal and State laws change, our services will evolve. We feel strongly that as the conflicts in the law are resolved, we will have established our value to the medical Cannabis and Hemp industry and can continue to earn sizeable profits long term.

3.2 Competitive Comparison

The most significant competition is theoretical. The other companies we have identified as competition sell books and videos. We bring a new dimension to the medical Cannabis and Hemp industry by providing remote surveillance and recording systems that resolve the legal conflicts.

3.3 Sales Literature

The business will begin with a general corporate brochure establishing the positioning. This brochure will be developed as part of the start-up expenses.

Literature and mailings for the initial market forums will be very important.

3.4 Fulfillment

The key fulfillment and delivery will be provided by the principals of the business. The real core value is professional expertise, provided by a combination of experience, hard work, and education. We will hire qualified professionals (attorneys, CPAs, law enforcement, etc.,) for support in specialized fields without risking the core values provided to the clients.

3.5 Technology

There are literally thousands of conflicts within the State and Federal laws. Our computer systems and continuous research will keep our customers in full compliance.

3.6 Future Services

When Federal laws eliminate the legal, accounting, and compliance issues that current businesses in the medical Cannabis and Hemp industry encounter, The Herbal Compliance, Co. will continue to operate as a professional consulting company.

4.0 Market Analysis Summary

There are over two dozen states that have legalized medical Cannabis and Hemp with many others that are considering legalization. We plan to begin operations in Arkansas, Michigan, Oregon, and Colorado because we have established potential customers in those states.

Recent research indicates that the cannabis industry has been growing steadily and rapidly since the passage of laws allowing the distribution of medical marijuana. Per Oakland-based marijuana angel investment network The ArcView Group *(Executive Summary, 4th Edition)*, national cannabis sales for 2015 grew to $5.7 billion from $4.6 billion in 2014, fueled by explosive growth in adult use market, which grew from $373.8 million in 2014 to $1.2 billion by the end of 2015, an increase of 232%. Demand is expected to remain strong in 2016 with legal markets projected to grow to $7.4 billion, a 29% increase over 2015. By 2020, legal market sales will grow to $20.6 billion, with adult use sales comprising nearly two-thirds of the total market.

Twenty-eight states already permit medical cannabis use. With nearly a dozen states debating changes to their cannabis laws in the coming year, it will be the tipping point in which many states transition from cannabis prohibition to some form of regulated legal markets.

ArcView reports that Oregon had one of the strongest medical cannabis programs in the nation. Their medical dispensaries saw heightened demand throughout 2016. The medical cannabis market is projected to reach $330 million by 2020.

The Michigan medical market is one of the biggest in the country despite it not being a state-wide regulatory system that licenses dispensaries. It is expected to exceed $500 million in 2016, which will account for 10.4% of the total US market.

The Arkansas medical marijuana industry is expected to experience a smooth launch and will likely serve a small. Per initial estimates by *Marijuana Business Daily,* annual sales via dispensaries could hit $30 million to $60 million a few years after the industry launches. The state's medical marijuana conditions list is relatively broad, which could bring many patients into the fold and help create a viable market for businesses.

It's clear by reviewing the revenue and market value figures that the marijuana industry is poised for continued growth. The evolving legal environment, combined with changing public attitudes, and for the medical marijuana industry, the unfortunate prominence of chronic disease are all factors contributing to a perfect storm to cultivate industry growth. While we have plans to work within all 28 states that have legalized marijuana - Arkansas, Michigan, Oregon, and Colorado will be our starting points. All the data discussed thus far, is a peek into the projection of profits for The Herbal Compliance, Co. We believe that every dispensary and grow house is currently struggling with the services we offer. Therefore, it can be predicted that our growth will model that of the dispensaries and grow houses. We grow as they grow.

4.1 Market Segmentation

The Herbal Compliance, Co.'s primary targeted market consists of two groups: dispensaries and grow houses. There are twenty-eight states that have legal dispensaries and grow houses currently. We plan to aggressively seek business starting in Arkansas, Michigan, Oregon, and Colorado, with the remaining 24 states to follow.

Table: Market Analysis

Market Analysis							
		Year 1	Year 2	Year 3	Year 4	Year 5	
Potential Customers	Growth						CAGR
Arkansas	8%	37	40	43	46	50	7.82%
Michigan	8%	52	56	60	65	70	7.71%
Colorado	8%	420	454	490	529	571	7.98%
Oregon	8%	74	80	86	93	100	7.82%
Total	7.93%	583	630	679	733	791	7.93%

Chart: Market Analysis (Pie)



4.2 Target Market Segment Strategy

The 28 states that have already legalized marijuana for medicinal purposes are our overall market. However, AR, MI, OR, and CO are our initial target market as we already have contacts in these states. As this industry is still relatively new, being well connected is instrumental in positioning ourselves for success. Establishing a respected reputation will be achieved not only through our network but also through an aggressive marketing strategy.

4.2.1 Market Needs

Due to the nature of the medical Cannabis and Hemp industry and the struggles grow houses and dispensaries encounter, this market desperately needs our assistance in the following categories:

- Design and Buildout,

- Equipment Fulfilment,

- Regulatory Compliance,

- Vendor Relationship

- Inventory Control and Reporting,

- Brand and Marketing,

- Tax management

- Education

When Federal laws eliminate the legal, accounting, and compliance issues that current businesses in the medical Cannabis and Hemp industry encounter, The Herbal Compliance, Co. will continue to operate as a professional consulting company.

4.2.2 Market Trends

To date, there are no market trends for compliance consulting businesses to the medical Cannabis and Hemp industry. However, the market trends for those businesses are very promising. Every year, the profits continue to grow in the legal medical Cannabis business. Profits will likely increase at an increasing rate.

4.2.3 Market Growth

We believe our consulting services are necessary for grow facilities and dispensaries to do business in a safe and compliant environment. We are not aware of any companies like ours. However, competition will eventually develop. There are twenty-eight states we can do business in, and that number will grow. Since we are one of the first in the market, as it grows, we will grow.

4.3 Service Business Analysis

The legal medical Cannabis and Hemp business can be equally lucrative and dangerous. Because of the restrictions due to legal conflicts, these businesses cannot do simple day-to-day tasks as businesses in compliant industries would. The services that The Herbal Compliance, Co. offers will not only alleviate legal compliance issues, but will also solve many of the headaches that dispensaries and grow facilities encounter. The company is confident that this will be a successful venture because of the professional experience of its founders and the capability of its staff.

4.3.1 Business Participants

The legal medical Cannabis and Hemp business is one of the fastest growing and most profitable industries in the United States. The Herbal Compliance, Co. is an "arm's-length" consulting company that operates remotely. We are not in the medical marijuana industry. We are a service compliance company that provides solutions in design and buildout, equipment fulfillment, regulatory compliance, remote inventory control and reporting, vendor relationship, brand and marketing, tax management and education.

Without consulting services like ours, Cannabis and Hemp owners, employees, and customers could encounter severe and sometimes dangerous situations.

4.3.2 Distributing a Service

The Herbal Compliance, Co. will have a multi-pronged approach to marketing our services to dispensaries and grow facilities:

- direct sales calls via phone, email, and in person
- online through social media
- word of mouth
- drip marketing campaigns through email and traditional mail

4.3.3 Competition and Buying Patterns

The Herbal Compliance, Co. exists as a consultant "parallel" to a thriving industry with no current competition. This is essentially a blank book in which we hold the pen to write our own story. We are leaders and the first of our kind!

4.3.4 Main Competitors

Currently, our competition is theoretical. Our competition sells books and videos, whereas we have a remote hand-on approach. Dispensaries and grow facilities currently manage everything we are offering themselves. We will demonstrate how we can do it better, safer, more efficiently and in compliance. The contacts we have made so far, are desperate for change. The burdens they encounter every day are exhausting, expensive, and dangerous. It will be easy to choose The Herbal Compliance, Co. as their compliance consultant.

5.0 Web Plan Summary

Our website is an opportunity to offer services available, contact information, and education on medical Cannabis and Hemp.

5.1 Website Marketing Strategy

Our website will be promoted on our business cards, social media pages, crowdfunding investment portal, and by word-of-mouth.

5.2 Development Requirements

The Herbal Compliance, Co. website is being developed by a national advertising agency. They have a great deal of experience in the medical Cannabis and Hemp business. They understand the "can and cannots" of social media advertising, email, radio and television. Our in-house graphic designers have developed logos and images. Our in-house creative writers will develop newsletters, downloadable market research reports and other resources.

6.0 Strategy and Implementation Summary

The Herbal Compliance, Co. will focus on our target market for legal Cannabis and Hemp businesses in Arkansas, Oregon, Michigan, and Colorado. The goals of the company are dual sided: to offer legal medical Cannabis and Hemp businesses compliant solutions to the challenges they encounter while providing the convenience of vendor services from one source.

Our remote consulting services are unique and necessary to the medical Cannabis and Hemp industry. Our pricing strategy will be to charge a premium at 400%-500% above similar services in compliant industries. The company's aggressive marketing plan will plant the seeds to drive the business results to make our profits grow exponentially year after year.

6.1 SWOT Analysis (Strengths, Weaknesses, Opportunities and Threats)

The SWOT analysis provides us with an opportunity to examine the internal strengths and weaknesses of The Herbal Compliance, Co. It also allows us to examine the opportunities presented to The Herbal Compliance, Co. as well as potential threats. The four categories are discussed in detail below.

6.1.1 Strengths

The Herbal Compliance, Co. has a valuable inventory of strengths that will help it succeed. These strengths include:

- Strong relationships with industry vendors will lead to customers and create an excellent referral source.
- The experience of our founders includes legal, medicine, human resources, payroll, insurance and financial sales, investments, advertising and marketing, and security.
- We will enter the business well-funded.
- A competitive advantage, "we are the first of our kind!"
- Our Founders have invested funds but more importantly, they have committed to invest their expertise. Every Founder is interested in being hands-on in this business, using their experience in their respective field to our advantage.
- The current Cannabis and Hemp businesses are desperate for assistance.

6.1.2 Weaknesses

Strengths are valuable, but it is also important to realize the weaknesses The Herbal Compliance, Co. must address. Our Founders have extensive experience and success in many professional industries, but we do not have experience in the medical Cannabis and Hemp industry. However, we have the funds to hire experts and become experts ourselves.

6.1.3 Opportunities

The Herbal Compliance, Co.'s strengths will help it capitalize on emerging opportunities. These opportunities include, but are not limited to:

- A continuously growing market. Twenty-eight states currently allow medical Cannabis grow and distribution, with additional states expected to follow suit.
- Promising growth from the current dispensaries and grow houses will increase our business opportunities.
- Changing of public opinion in favor of medical Cannabis.

6.1.4 Threats

Threats The Herbal Compliance, Co. should be aware of include:

- As conflicts between state and federal laws are minimized, our premium services will command lower prices. However, there will be additional customers to work with and overall profits should increase.
- Other businesses will undoubtedly duplicate our business model and become direct competitors.

6.2 Strategy Pyramid

The following subtopics provide an overview of The Herbal Compliance, Co.'s key strategies.

6.3 Value Proposition

For new and existing Cannabis and Hemp businesses looking for opportunities to increase their profits, The Herbal Compliance, Co. offers a unique set of services. We offer solutions that reduce risk and burden.

6.4 Competitive Edge

We enter business day one with a competitive advantage because we are uniquely qualified to offer services that are so desperately needed, but not currently offered by any other company.

6.5 Marketing Strategy

The founders will invest their time to contact vendors and grow houses via mass mail, email, and telephone calls. We have sent two hundred emails and telephoned each business. It was relatively easy to talk to the owners and of that group twenty-two have consented to a personal visit to further explore doing business with The Herbal Compliance, Co. Follow-up emails and telephone calls to the initial group two weeks later produced another fourteen potential customers. We will use this experience to create a marketing model.

6.5.1 Positioning Statement

The Herbal Compliance, Co. is a remote compliance consultant that offers professional business services to the legal medical Cannabis and Hemp industry. We are a new and unique company which is desperately needed for the Cannabis and Hemp businesses.

6.5.2 Pricing Strategy

Our base prices will start at a standard level in each geographic area for compliant industries. We will then increase those prices to a level such that the customers will net more money considering their total cost of operations. We will be able to increase base prices by 400%-500%.

6.5.3 Promotion Strategy

The Herbal Compliance, Co. chooses not to offer promotions on our services. The need for our services is so great, a promotion is unnecessary to attract business.

6.5.4 Distribution Strategy

The Herbal Compliance, Co. uses a direct sales force, relationship selling, and sales/support lines to reach its target markets. These channels are most appropriate because each customer has special demands and needs to be treated on a case-by-case basis.

6.6 Sales Strategy

The first step in our sales process is to identify the legal medical marijuana grow houses and dispensaries complete with contact information. We have developed an extensive list of these potential customers. With an aggressive marketing strategy, we will use sales calls, social media, and direct mail, to secure new customers.

6.6.1 Sales Forecast

The Sales Forecast is divided into the eight major categories of services The Herbal Compliance, Co. offers: design and buildout, equipment fulfillment, regulatory compliance, remote inventory control and reporting, vendor relationship, brand and marketing, tax management, and education. Prices for services are calculated based on market rates for compliant businesses, multiplied by 400% for each geographic area.

It is estimated that by year 5, revenues will reflect a 7% increase from year 1, with a total of over two million dollars per year.

Table: Sales Forecast

Sales Forecast					
Sales	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Design and Buildout	$702,141	$792,000	$871,200	$958,320	$1,054,152
Equipment Fulfilment	$433,789	$475,200	$522,720	$574,992	$630,992
Regulatory Compliance	$143,552	$158,400	$174,240	$191,664	$210,830
Remote inventory Control and Reporting	$71,997	$79,200	$87,120	$95,832	$105,415
Vendor Relationship	$71,997	$79,200	$87,120	$95,832	$105,415
Brand and Marketing	$70,216	$74,567	$84,321	$93,543	$101,456
Tax Management and Education	$92,021	$98,754	$105,764	$115,987	$123,456
Equipment Lease Income	$54,782	$280,000	$480,000	$630,000	$750,000
Total Sales	$1,640,495	$2,037,321	$2,412,485	$2,756,170	$3,081,716
Direct Cost of Sales	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Design and Buildout	$51,876	$148,770	$160,671	$173,520	$187,407
Equipment Fulfilment	$36,335	$89,262	$96,402	$104,115	$112,444
Regulatory Compliance	$10,277	$29,754	$32,134	$34,705	$37,481
Remote Inventory Control and Reporting	$5,368	$14,877	$16,067	$17,352	$18,740
Brand and Marketing	$11,378	$12,367	$15,843	$17,843	$19,843
Tax Management and Education	$16,865	$15,678	$17,890	$18,765	$20,541
Education	$9,480	$11,210	$12,435	$14,260	$15,789
Vendor Relationship	$5,368	$14,877	$16,067	$17,352	$18,740
Subtotal Direct Cost of Sales	**$146,947**	**$336,795**	**$367,509**	**$397,912**	**$430,985**

Chart: Sales by Year



6.6.2 Sales Programs

Our sales program will be conducted by skilled executives face-to-face. But once a prospect becomes a customer, we will convert almost entirely to an internet system to monitor activity and results.

6.7 Strategic Alliances

The Herbal Compliance, Co. will align with existing Cannabis and Hemp businesses, medical professionals, and advocates of the medical Cannabis and Hemp industry.

6.8 Milestones

Our detailed milestones are shown in the following table and chart. The related budgets are included with the expenses shown in the projected Profit and Loss statement, which is in the financial analysis that comes in Chapter 8 of this plan.

Table: Milestones

Milestones					
Milestone	Start Date	End Date	Budget	Manager	Department
Established THC, Co.	12/12/2016	01/26/2017	$0	Carpenter	President
Obtain business license	12/12/2016	01/30/2017	$0	Carpenter	President
Obtain Insurance and Bonds	12/16/2016	01/31/2017	$0	Carpenter	President
Make company logo	01/04/2017	02/09/2017	$0	Carpenter	President
Create database of prospects	01/06/2017	02/10/2017	$0	Carpenter	President
First Board of Directors meeting	03/19/2017	03/19/2017	$0	Carpenter	President
Begin Consulting	03/20/2017	03/20/2023	$0	Carpenter	President
Register on crowd funding portal	Current		$0	Carpenter	President
Raise one million dollars	Current		$0	Carpenter	President
Totals			$0		

7.0 Management Summary

The Herbal Compliance, Co. is owned by 18 original founders that bought stock and will share ownership with future stockholders. The initial 18 stockholders were elected as the first Board of Directors at the stockholders meeting conducted on March 19, 2017. The following board members were elected officers at the Board of Directors meeting held March 19, 2017: Chuck Carpenter, President; Brian Gass, Bart Hamilton, and Steve Smith, Vice Presidents and Whitney Gass, Secretary. Additional officers and department heads will be named as needed.

As a group, we have extensive experience in the following fields: legal, medicine, human resources, insurance and financial sales, investing, marketing and more.

7.1 Organizational Structure

The Herbal Compliance, Co. is managed by President and Treasurer, Chuck Carpenter with assistance from the Board of Directors and Elected Officers. The Elected Officers are the following: Vice President: Brian Gass, Bart Hamilton, Steve Smith; Secretary: Whitney Carpenter Gass.

Org. Chart: Organizational Chart



7.2 Management Team

The Herbal Compliance, Co. is fortunate to have seasoned professionals as its founders and officers. Each of our officers bring valuable experience and talent.

Chuck Carpenter, President & Treasurer

Chuck is an Ole Miss graduate with a major in Law. He's an entrepreneur with 45 years of experience. He created private pensions working directly with the IRS through private letter rulings. Carpenter then directly managed the pension funds and often invested in businesses that needed capital or management experience. Thus, he has been successful in many industries.

Brian Gass, Vice President

Brian is a successful entrepreneur who owns a thriving insurance agency with one of the top three insurance carriers in the industry. He also has one start-up to his credit, developing an exciting new idea for mobile vehicle maintenance. Brian has an extensive background in sales, operations, and account management, with over 20 years of experience. As a founder of The Herbal Compliance, Co. his talents will be focused on developing and maintaining client relationships, marketing, and sales.

Barton Hamilton, Vice President

Bart, a successful entrepreneur, owns and operates a thriving consulting business in the property and sales industry. As a founder of The Herbal Compliance, Co., he is responsible for following emerging markets, enterprise development, and managing client relationships. Bart is an Air Force veteran with 20+ years of experience in the operations side of the health care industry as well as 5+ years spent consulting on property inspection and restoration. His ability to understand client challenges and quickly develop and implement successful solutions is one of his greatest strengths.

Steve Smith, Vice President

Steven M. Smith attended The University of MS School of Pharmacy from 1988-1990 before purchasing a small restaurant that he had worked at from the age of eleven. After selling the restaurant, Steve became an Investment Advisor for Edwards Jones and then entered the Insurance field, where he still works. Steve graduated Magna Cum Laude with a Bachelor's Degree in Management from Victory University in Memphis, TN.

Whitney Carpenter Gass, Secretary

Whitney is passionate and results driven, with over a decade of experience focused on full life cycle recruiting, sales, social media marketing, and account management. With an entrepreneurial spirit, Whitney has helped many thriving start-up businesses. Whitney can assist with recruiting the employees, coaching business owners as their businesses grow and prosper, and her detailed nature makes her integral for compliance work. As a founder of The Herbal Compliance, Co. her concentration will be sales, social media and data management, and secretarial duties at Board of Directors meetings.

7.3 Management Team Gaps

The Herbal Compliance, Co. is fortunate that the upper level management is in place. We are receptive to additional upper level management professionals to enhance our team. Our biggest challenge will be to find the second level of management from local communities to implement our strategies and to find experts in the medical marijuana business.

7.4 Personnel Plan

As the Personnel Plan shows, the company expects to invest time and money into second level local managers who will in turn hire local entry-level employees to implement our business model.

Table: Personnel

Personnel Plan					
	Year 1	Year 2	Year 3	Year 4	Year 5
Production Personnel					
Production Payroll	$84,965	$92,664	$101,930	$112,122	$123,334
Production Payroll Taxes	$8,503	$9,266	$10,193	$11,212	$12,333
Subtotal	$93,468	$101,930	$112,123	$123,334	$135,667
Sales and Marketing Personnel					
Sales and Marketing Payroll	$50,537	$55,598	$61,158	$67,273	$74,000
Sales and Marketing Payroll Taxes	$5,054	$5,559	$6,115	$6,727	$7,400
Subtotal	$55,591	$61,157	$67,273	$74,000	$81,400
General and Administrative Personnel					
General and Administrative Payroll	$33,979	$37,065	$40,772	$44,849	$49,333
General and Administrative Payroll Taxes	$3,386	$3,706	$4,077	$4,484	$4,933
Subtotal	$37,365	$40,771	$44,849	$49,333	$54,266
Other Personnel					
Other Payroll	$1,200	$1,200	$1,200	$1,200	$1,200
Other Payroll Taxes	$120	$120	$120	$120	$120
Subtotal	$1,320	$1,320	$1,320	$1,320	$1,320
Total People	4	4	4	4	4
Total Payroll	$187,744	$205,178	$225,565	$247,987	$272,653

8.0 Financial Plan

The business of The Herbal Compliance, Co. does not require substantial outlays for inventory and all sales are literally on a cash basis. Increases in sales will not be accompanied by cash-flow deficits that exceed a normal billing period of 30 days. The Herbal Compliance, Co. has received $200,000 from its' Founders and plans to crowd fund $1,000,000 per year for the next five years. We plan to remain cash heavy so that we can buy investors' stock should they wish to sell.

8.1 Startup Funding

The Founders have invested $200,000 and committed to donate their expertise until the company is financially solvent. The Herbal Compliance, Co. has also committed to raise $1,000,000 per year through crowdfunding for each of the first five years.

Table: Startup Funding

Startup Funding	
Startup Expenses to Fund	$30,000
Startup Assets to Fund	$170,000
Total Funding Required	$200,000
Assets	
Non-cash Assets from Startup	$0
Cash Requirements from Startup	$170,000
Additional Cash Raised	$30,000
Cash Balance on Starting Date	$200,000
Total Assets	$200,000
Liabilities and Capital	
Liabilities	
Current Borrowing	$30,000
Long-term Liabilities	$0
Accounts Payable (Outstanding Bills)	$0
Other Current Liabilities (interest-free)	$0
Total Liabilities	$30,000
Capital	
Planned Investment	
Owner	$0
Founders	$200,000
Additional Investment Requirement	$0
Total Planned Investment	$200,000
Loss at Startup (Startup Expenses)	($30,000)
Total Capital	$170,000
Total Capital and Liabilities	$200,000
Total Funding	$230,000

8.2 Important Assumptions

The Herbal Compliance, Co. does not anticipate selling products or services on a time-pay basis. All sales will be on a cash basis. Thus, the normal business problems of collections will be minimized.

8.3 Key Financial Indicators

The Herbal Compliance, Co. requires a minimum of 2 banking relationships per customer to ensure that we can accept large quantities of cash.

8.4 Break-even Analysis

The Break-even analysis assumes prices are based on local prices for similar services in compliant businesses, plus a 400%-500% markup.

Table: Break-even Analysis

Break-even Analysis	
Monthly Revenue Break-even	$28,377
Assumptions:	
Average Percent Variable Cost	7%
Estimated Monthly Fixed Cost	$26,411

Chart: Break-even Analysis



8.5 Projected Profit and Loss

Table: Profit and Loss

Pro Forma Profit and Loss					
	Year 1	Year 2	Year 3	Year 4	Year 5
Sales	$1,640,495	$2,037,321	$2,412,485	$2,756,170	$3,081,716
Direct Cost of Sales	$146,947	$336,795	$367,509	$397,912	$430,985
Production Payroll	$93,468	$101,930	$112,123	$123,334	$135,667
Other Costs of Sales	$10,277	$29,754	$32,134	$34,705	$37,481
Total Cost of Sales	$250,692	$468,479	$511,766	$555,951	$604,133
Gross Margin	$1,389,803	$1,568,842	$1,900,719	$2,200,219	$2,477,583
Gross Margin %	84.72%	77.01%	78.79%	79.83%	80.40%
Operating Expenses					
Sales and Marketing Expenses					
Sales and Marketing Payroll	$55,591	$61,157	$67,273	$74,000	$81,400
Advertising/Promotion	$35,782	$37,200	$32,200	$29,500	$25,000
Other Sales and Marketing Expenses	$8,936	$10,100	$9,500	$9,000	$8,000
Total Sales and Marketing Expenses	$100,309	$108,457	$108,973	$112,500	$114,400
Sales and Marketing %	6.11%	5.32%	4.52%	4.08%	3.71%
General and Administrative Expenses					
General and Administrative Payroll	$37,365	$40,771	$44,849	$49,333	$54,266
Marketing/Promotion	$57,242	$63,000	$68,000	$75,000	$82,000
Depreciation	$6,000	$7,500	$8,000	$8,500	$9,000
Rent	$18,000	$20,000	$21,500	$22,800	$25,000
Utilities	$2,400	$2,500	$2,600	$2,700	$2,800
Insurance	$2,400	$2,900	$3,400	$3,900	$4,400
Other General and Administrative Expenses	$6,000	$6,300	$6,600	$6,900	$7,200
Technology	$3,575	$3,875	$4,175	$4,475	$4,775
Office supplies	$905	$1,005	$1,105	$1,205	$1,305
Total General and Administrative Expenses	$133,887	$147,851	$160,229	$174,813	$190,746
General and Administrative %	8.16%	7.26%	6.64%	6.34%	6.19%
Other Expenses:					
Other Payroll	$1,320	$1,320	$1,320	$1,320	$1,320
Consultants	$80,505	$85,505	$90,505	$95,505	$105,505
Other Expenses	$905	$955	$1,005	$1,055	$1,105
Total Other Expenses	$82,730	$87,780	$92,830	$97,880	$107,930
Other %	5.04%	4.31%	3.85%	3.55%	3.50%
Total Operating Expenses	$316,926	$344,088	$362,032	$385,193	$413,076
Profit Before Interest and Taxes	$1,072,877	$1,224,754	$1,538,687	$1,815,026	$2,064,507
EBITDA	$1,078,877	$1,232,254	$1,546,687	$1,823,526	$2,073,507
Interest Expense	$3,000	$3,000	$3,000	$3,000	$3,000
Taxes Incurred	$320,963	$366,526	$460,706	$543,608	$618,452
Net Profit	$748,914	$855,228	$1,074,981	$1,268,418	$1,443,055
Net Profit/Sales	45.65%	41.98%	44.56%	46.02%	46.83%
Include Negative Taxes					

8.6 Projected Cash Flow

Pro Forma Cash Flow

	Year 1	Year 2	Year 3	Year 4	Year 5
Cash Received					
Cash from Operations					
Cash Sales	$1,640,495	$2,037,321	$2,412,485	$2,756,170	$3,081,716
Subtotal Cash from Operations	$1,640,495	$2,037,321	$2,412,485	$2,756,170	$3,081,716
Additional Cash Received					
Sales Tax, VAT, HST/GST Received	$0	$0	$0	$0	$0
New Current Borrowing	$0	$0	$0	$0	$0
New Other Liabilities (interest-free)	$0	$0	$0	$0	$0
New Long-term Liabilities	$0	$0	$0	$0	$0
Sales of Other Current Assets	$0	$0	$0	$0	$0
Sales of Long-term Assets	$0	$0	$0	$0	$0
New Investment Received	$1,056,000	$1,056,000	$1,056,000	$1,056,000	$1,056,000
Subtotal Cash Received	$2,696,495	$3,093,321	$3,468,485	$3,812,170	$4,137,716
Expenditures	Year 1	Year 2	Year 3	Year 4	Year 5
Expenditures from Operations					
Cash Spending	$187,744	$205,178	$225,565	$247,987	$272,653
Bill Payments	$619,370	$968,204	$1,092,882	$1,220,800	$1,346,673
Subtotal Spent on Operations	$807,114	$1,173,382	$1,318,447	$1,468,787	$1,619,326
Additional Cash Spent					
Sales Tax, VAT, HST/GST Paid Out	$0	$0	$0	$0	$0
Principal Repayment of Current Borrowing	$0	$0	$0	$0	$0
Other Liabilities Principal Repayment	$0	$0	$0	$0	$0
Long-term Liabilities Principal Repayment	$0	$0	$0	$0	$0
Purchase Other Current Assets	$600,000	$2,000,000	$2,000,000	$1,500,000	$1,200,000
Purchase Long-term Assets	$60,000	$75,000	$80,000	$85,000	$90,000
Dividends	$0	$0	$0	$0	$0
Subtotal Cash Spent	$1,467,114	$3,248,382	$3,398,447	$3,053,787	$2,909,326
Net Cash Flow	$1,229,381	($155,061)	$70,038	$758,383	$1,228,390
Cash Balance	$1,429,381	$1,274,320	$1,344,357	$2,102,741	$3,331,131

Pro Forma Cash Flow

	Year 1	Year 2	Year 3	Year 4	Year 5
Cash Received					
Cash from Operations					
Cash Sales	$1,640,495	$2,037,321	$2,412,485	$2,756,170	$3,081,716
Subtotal Cash from Operations	$1,640,495	$2,037,321	$2,412,485	$2,756,170	$3,081,716
Additional Cash Received					
Sales Tax, VAT, HST/GST Received	$0	$0	$0	$0	$0
New Current Borrowing	$0	$0	$0	$0	$0
New Other Liabilities	$0	$0	$0	$0	$0

(interest-free)					
New Long-term Liabilities	$0	$0	$0	$0	$0
Sales of Other Current Assets	$0	$0	$0	$0	$0
Sales of Long-term Assets	$0	$0	$0	$0	$0
New Investment Received	$1,056,000	$1,056,000	$1,056,000	$1,056,000	$1,056,000
Subtotal Cash Received	$2,696,495	$3,093,321	$3,468,485	$3,812,170	$4,137,716
Expenditures	Year 1	Year 2	Year 3	Year 4	Year 5
Expenditures from Operations					
Cash Spending	$187,744	$205,178	$225,565	$247,987	$272,653
Bill Payments	$619,370	$968,204	$1,092,882	$1,220,800	$1,346,673
Subtotal Spent on Operations	$807,114	$1,173,382	$1,318,447	$1,468,787	$1,619,326
Additional Cash Spent					
Sales Tax, VAT, HST/GST Paid Out	$0	$0	$0	$0	$0
Principal Repayment of Current Borrowing	$0	$0	$0	$0	$0
Other Liabilities Principal Repayment	$0	$0	$0	$0	$0
Long-term Liabilities Principal Repayment	$0	$0	$0	$0	$0
Purchase Other Current Assets	$600,000	$2,000,000	$2,000,000	$1,500,000	$1,200,000
Purchase Long-term Assets	$60,000	$75,000	$80,000	$85,000	$90,000
Dividends	$0	$0	$0	$0	$0
Subtotal Cash Spent	$1,467,114	$3,248,382	$3,398,447	$3,053,787	$2,909,326
Net Cash Flow	$1,229,381	($155,061)	$70,038	$758,383	$1,228,390
Cash Balance	$1,429,381	$1,274,320	$1,344,357	$2,102,741	$3,331,131

8.7 Projected Balance Sheet

Table: Balance Sheet

Pro Forma Balance Sheet					
	Year 1	Year 2	Year 3	Year 4	Year 5
Assets					
Current Assets					
Cash	$1,229,381	$1,074,320	$1,144,357	$1,902,741	$3,131,131
Other Current Assets	$800,000	$2,800,000	$4,800,000	$6,300,000	$7,500,000
Total Current Assets	$2,029,381	$3,874,320	$5,944,357	$8,202,741	$10,631,131
Long-term Assets					
Long-term Assets	$60,000	$135,000	$215,000	$300,000	$390,000
Accumulated Depreciation	$6,000	$13,500	$21,500	$30,000	$39,000
Total Long-term Assets	$54,000	$121,500	$193,500	$270,000	$351,000
Total Assets	$2,083,381	$3,995,820	$6,137,857	$8,472,741	$10,982,131
Liabilities and Capital	Year 1	Year 2	Year 3	Year 4	Year 5
Current Liabilities					
Accounts Payable	$78,467	$79,678	$90,735	$101,200	$111,535
Current Borrowing	$30,000	$30,000	$30,000	$30,000	$30,000
Other Current Liabilities	$0	$0	$0	$0	$0
Subtotal Current Liabilities	$108,467	$109,678	$120,735	$131,200	$141,535
Long-term Liabilities	$0	$0	$0	$0	$0
Total Liabilities	$108,467	$109,678	$120,735	$131,200	$141,535
Paid-in Capital	$1,256,000	$2,312,000	$3,368,000	$4,424,000	$5,480,000
Retained Earnings	($30,000)	$718,914	$1,574,142	$2,649,123	$3,917,541
Earnings	$748,914	$855,228	$1,074,981	$1,268,418	$1,443,055
Total Capital	$1,974,914	$3,886,142	$6,017,123	$8,341,541	$10,840,596
Total Liabilities and Capital	$2,083,381	$3,995,820	$6,137,857	$8,472,741	$10,982,131
Net Worth	$1,974,914	$3,886,142	$6,017,123	$8,341,541	$10,840,596

8.8 Business Ratios

Table: Ratios

Ratio Analysis						
	Year 1	Year 2	Year 3	Year 4	Year 5	Industry Profile
Sales Growth	NA	24.19%	18.41%	14.25%	11.81%	0.00%
Percent of Total Assets						
Other Current Assets	28.80%	65.07%	74.94%	72.00%	66.47%	100.00%
Total Current Assets	97.41%	96.96%	96.85%	96.81%	96.80%	100.00%
Long-term Assets	2.59%	3.04%	3.15%	3.19%	3.20%	0.00%
Total Assets	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Current Liabilities	5.21%	2.74%	1.97%	1.55%	1.29%	0.00%
Long-term Liabilities	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Liabilities	5.21%	2.74%	1.97%	1.55%	1.29%	0.00%
Net Worth	94.79%	97.26%	98.03%	98.45%	98.71%	100.00%
Percent of Sales						
Sales	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Gross Margin	84.72%	77.01%	78.79%	79.83%	80.40%	0.00%
Selling, General & Administrative Expenses	39.07%	35.03%	34.23%	33.81%	33.57%	0.00%
Advertising Expenses	2.18%	1.83%	1.33%	1.07%	0.81%	0.00%
Profit Before Interest and Taxes	65.40%	60.12%	63.78%	65.85%	66.99%	0.00%
Main Ratios						
Current	18.71	35.32	49.23	62.52	75.11	0.00
Quick	18.71	35.32	49.23	62.52	75.11	0.00
Total Debt to Total Assets	5.21%	2.74%	1.97%	1.55%	1.29%	0.00%
Pre-tax Return on Net Worth	54.17%	31.44%	25.52%	21.72%	19.02%	0.00%
Pre-tax Return on Assets	51.35%	30.58%	25.02%	21.39%	18.77%	0.00%
Additional Ratios	Year 1	Year 2	Year 3	Year 4	Year 5	
Net Profit Margin	45.65%	41.98%	44.56%	46.02%	46.83%	NA
Return on Equity	37.92%	22.01%	17.87%	15.21%	13.31%	NA
Activity Ratios						
Accounts Payable Turnover	8.89	12.17	12.17	12.17	12.17	NA
Payment Days	27	30	28	28	29	NA
Total Asset Turnover	0.79	0.51	0.39	0.33	0.28	NA
Debt Ratios						
Debt to Net Worth	0.05	0.03	0.02	0.02	0.01	NA
Current Liab. to Liab.	1.00	1.00	1.00	1.00	1.00	NA
Liquidity Ratios						

Net Working Capital	$1,920,914	$3,764,642	$5,823,623	$8,071,541	$10,489,596	NA
Interest Coverage	357.63	408.25	512.90	605.01	688.17	NA
Additional Ratios						
Assets to Sales	1.27	1.96	2.54	3.07	3.56	NA
Current Debt/Total Assets	5%	3%	2%	2%	1%	NA
Acid Test	18.71	35.32	49.23	62.52	75.11	NA
Sales/Net Worth	0.83	0.52	0.40	0.33	0.28	NA
Dividend Payout	0.00	0.00	0.00	0.00	0.00	NA

Ratio Analysis						
	Year 1	Year 2	Year 3	Year 4	Year 5	Industry Profile
Sales Growth	NA	23.98%	19.23%	14.59%	12.18%	0.00%
Percent of Total Assets						
Other Current Assets	39.86%	73.12%	81.77%	77.84%	71.54%	100.00%
Total Current Assets	97.31%	96.83%	96.70%	96.66%	96.65%	100.00%
Long-term Assets	2.69%	3.17%	3.30%	3.34%	3.35%	0.00%
Total Assets	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Current Liabilities	4.89%	2.69%	1.93%	1.52%	1.27%	0.00%
Long-term Liabilities	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Liabilities	4.89%	2.69%	1.93%	1.52%	1.27%	0.00%
Net Worth	95.11%	97.31%	98.07%	98.48%	98.73%	100.00%
Percent of Sales						
Sales	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Gross Margin	86.17%	76.97%	79.05%	80.17%	80.82%	0.00%
Selling, General & Administrative Expenses	40.75%	36.13%	35.21%	34.72%	34.44%	0.00%
Advertising Expenses	2.38%	2.00%	1.45%	1.16%	0.88%	0.00%
Profit Before Interest and Taxes	65.09%	58.51%	62.76%	65.04%	66.36%	0.00%
Main Ratios						
Current	19.92	35.95	50.06	63.55	76.32	0.00
Quick	19.92	35.95	50.06	63.55	76.32	0.00
Total Debt to Total Assets	4.89%	2.69%	1.93%	1.52%	1.27%	0.00%
Pre-tax Return on Net Worth	51.11%	29.19%	24.18%	20.75%	18.29%	0.00%
Pre-tax Return on Assets	48.61%	28.40%	23.71%	20.43%	18.05%	0.00%
Additional Ratios	Year 1	Year 2	Year 3	Year 4	Year 5	
Net Profit Margin	45.42%	40.85%	43.84%	45.45%	46.38%	NA
Return on Equity	35.78%	20.43%	16.92%	14.52%	12.80%	NA
Activity Ratios						
Accounts Payable Turnover	9.21	12.17	12.17	12.17	12.17	NA
Payment Days	27	29	28	28	29	NA
Total Asset Turnover	0.75	0.49	0.38	0.31	0.27	NA
Debt Ratios						
Debt to Net Worth	0.05	0.03	0.02	0.02	0.01	NA
Current Liab. to Liab.	1.00	1.00	1.00	1.00	1.00	NA
Liquidity Ratios						
Net Working Capital	$1,854,931	$3,604,813	$5,563,052	$7,699,907	$9,999,844	NA
Interest Coverage	326.21	363.56	464.92	552.12	631.92	NA

Additional Ratios						
Assets to Sales	1.33	2.05	2.64	3.18	3.67	NA
Current Debt/Total Assets	5%	3%	2%	2%	1%	NA
Acid Test	19.92	35.95	50.06	63.55	76.32	NA
Sales/Net Worth	0.79	0.50	0.39	0.32	0.28	NA
Dividend Payout	0.00	0.00	0.00	0.00	0.00	NA

8.9 Long-term Plan

Our long-term plan is to continue to maintain a cash flow of 19-20% while increasing sales annually, thereby increasing actual dollars earned by our investors, principals and staff.